Registration Statement No. 333- 236725
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated October 7, 2021
(To Prospectus dated February 27, 2020)

Explanatory Note: This Rule 433 filing is being submitted solely to correct a typographical error with respect to the CUSIP number for the 2.625% $500,000,000 Senior Notes due 2031 and supersedes the previously submitted Rule 433 filing.
Physicians Realty L.P.
Fully and unconditionally guaranteed by
Physicians Realty Trust
$500,000,000 2.625% Senior Notes due 2031

Issuer:	Physicians Realty L.P. (the “Operating Partnership”)
Guarantor:	Physicians Realty Trust
Aggregate Principal Amount:	$500,000,000
Expected Ratings (Moody’s / S&P / Fitch):	Baa2 / BBB / BBB
Trade Date:	October 7, 2021
Settlement Date:	October 13, 2021 (T+3)
Final Maturity Date:	November 1, 2031
Public Offering Price:	99.789%
Yield to Maturity:	2.649%
Coupon:	2.625%
Benchmark Treasury:	UST 1.250% due August 15, 2031
Benchmark Treasury Price / Yield:	97-03 / 1.569%
Spread to Benchmark Treasury:	T+108 bps
Interest Payment Dates:	May 1 and November 1 of each year, commencing May 1, 2022
Record Dates:	April 15 and October 15 of each year
CUSIP/ISIN:	71951Q AC6 / US71951QAC69

Optional Redemption:
The Operating Partnership may, at its option, redeem the notes, in whole at any time or in part from time to time, in each case prior to August 1, 2031 (three months prior to the stated maturity date of the notes) (the “Par Call Date”), for cash, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of, and interest on the notes to be redeemed that would be due if the notes matured on the Par Call Date, exclusive of unpaid interest, if any, accrued to, but not including, the redemption date, discounted to such redemption date on a semi-annual basis (assuming a 360day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 20 basis points, plus, in each case unpaid interest, if any, accrued to, but not including, such redemption date.
At any time on or after the Par Call Date, the Operating Partnership may, at its option, redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the related redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC
Co-Managers:
BofA Securities, Inc.
BMO Capital Markets Corp.
Capital One Securities, Inc.
RBC Capital Markets, LLC
Regions Securities LLC
Morgan Stanley & Co. LLC
Comerica Securities, Inc.
Huntington Securities, Inc.
Samuel A. Ramirez & Company, Inc.
Synovus Securities, Inc.
Truist Securities, Inc.
Roberts & Ryan Investments, Inc.

Physicians Realty Trust and the Operating Partnership have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Physicians Realty Trust and the Operating Partnership have filed with the SEC, including the prospectus supplement, for more complete information about Physicians Realty Trust, the Operating Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Physicians Realty Trust, the Operating Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Credit Agricole Securities (USA) Inc. at (866) 807-6030 or PNC Capital Markets LLC at (855) 881-0697.